SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated May 10, 2017 - Neovasc Announces Results for the First Quarter of 2017

Document 1

Neovasc Announces Results for the First Quarter of 2017

NASDAQ, TSX: NVCN

VANCOUVER, May 10, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced financial results for the first quarter ended March 31, 2017 (all figures in U.S. dollars unless otherwise indicated).

"It was another quietly successful quarter," commented Neovasc CEO, Alexei Marko. "We recently treated two additional patients with the Tiara, one of whom represents the start of our European CE Mark study which is now approved in both Italy and Germany; our success rates with the Tiara to treat mitral regurgitation continue to support Tiara as one of the leading transcather mitral valve therapy programs, and sales of our patented treatment for refractory angina, Reducer, continue to perform well across Europe."

The Company's proprietary product for treating mitral valve disease, Tiara™, continues to perform well and has now been used to treat 28 patients under early feasibility, compassionate use and clinical study protocols across North America and Europe.  The 30-day survival rate for the first 26 patients (those treated more than 30 days ago) is 23 of 26 or 88% and there has been no 30-day mortality observed in any of the last 17 patients.  The first patient treated with the Tiara is now past three years' post implant.  Importantly, the Company has begun enrolling patients into its European CE Mark trial, with an initial case performed in Italy and additional cases to be scheduled in Germany and Italy over the coming months.  Implantation is completed through a short trans-apical procedure and typically results in complete resolution of the patient's mitral regurgitation without significant residual leaks or obstruction of the ventricular outflow tract.

European sales of the Neovasc Reducer™ ("Reducer"), the Company's innovative device to treat refractory angina, grew in the quarter by 22% over the same period last year, reaching $260,000.  The growth is a function of both new centres adopting the technology and higher volumes at existing installed centres. Underlying the adoption and higher volumes are the positive efficacy results physicians and patients are witnessing post implantation with Reducer, specifically reduced pain and angina discomfort, and improved quality of life.

Results for the quarters ended March 31, 2017 and 2016

Revenues
Revenues for the three months ended March 31, 2017 were $1,481,360 compared to revenues of $2,006,742 for the same period in 2016, a decrease of 26% and consistent with the Company's plan to continue to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. Reducer sales for the three months ended March 31, 2017 were $260,765, compared to $213,765 for the same period in 2016, representing an increase of 22%.

Contract manufacturing revenues for the three months ended March 31, 2017 were $133,963, compared to $606,783 for the same period in 2016, representing a decrease of 78%.  The decrease in revenue for the three months ended March 31, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific Corporation ("Boston Scientific") as a customer.  In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash.  Under the terms of the approximate $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.  The Company believes that going forward contract manufacturing revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the three months ended March 31, 2017 were $1,086,632, compared to $1,186,194 for the same period in 2016, representing a decrease of 8%.  The loss is indicative of the trend the Company is seeing in consulting service revenue.  The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

Cost of Goods Sold
The cost of goods sold for the three months ended March 31, 2017 was $808,628, compared to $1,445,644 for the same period in 2016.  The overall gross margin for the three months ended March 31, 2017 was 45%, compared to 28% gross margin for the same period in 2016.  The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses
Total expenses for the three months ended March 31, 2017 were $8,489,404, compared to $10,075,039 for the same period in 2016, representing a decrease of $1,585,635 or 16%.  The decrease in total expenses for the three months ended March 31, 2017 compared to the same period in 2016 reflects a $2,578,692 decrease in general and administrative expenses and a $970,736 increase in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

Selling expenses for the three months ended March 31, 2017 were $187,168, compared to $164,847 for the same period in 2016, representing an increase of $22,321, or 14%.  The increase in selling expenses for the three months ended March 31, 2017 compared to the same period in 2016 reflects costs incurred for commercialization activities for the Reducer.

General and administrative expenses for the three months ended March 31, 2017 were $3,248,713 compared to $5,827,405 for the same period in 2016, representing a decrease of $2,578,692, or 44%.  The decrease in general and administrative expenses for the three months ended March 31, 2017 compared to the same period in 2016 can be substantially explained by a $3,164,430 decrease in litigation expenses, offset by a $462,676 increase in share-based payments.  Due to certain black-out periods during 2016 the Company was unable to grant annual option grants to directors and officers of the Company.  The 2016 annual awards were granted in 2017.  The charge for 2017 reflects stock-based compensation for both the annual grants for 2016 and 2017.

Product development and clinical trial expenses for the three months ended March 31, 2017 were $5,053,523, compared to $4,082,787 for the same period in 2016, representing an increase of $969,736, or 24%.  The increase in product development and clinical trial expenses for the three months ended March 31, 2017 represented an increased investment in the Tiara development program.

Other Income and Loss
The other loss for the three months ended March 31, 2017 was $28,299, compared to $1,319,023 for the same period in 2016, a decrease of $1,290,724.  Included within other loss is a charge of $211,884 for post-judgment interest on the damages provision related to the litigation with CardiAQ Valve Technologies Inc. ("CardiAQ"), (see "Trends, Risks and Uncertainties" and "Contractual Obligations and Contingencies" in the Company's first quarter Management's Discussion and Analysis).  The decrease in the other loss can be explained by a $52,636 decrease in the loss on foreign exchange and by a $1,505,875 increase in the unrealized gain on the damages provision.

Losses
The operating losses and comprehensive losses for the three months ended March 31, 2017 were $7,844,987 and $7,927,304 respectively, or $0.10 basic and diluted loss per share, as compared with losses of $10,881,138 and $7,677,054, or $0.16 basic and diluted loss per share for the same period in 2016.  The $1,697,269 decrease in the operating loss incurred for the three months ended March 31, 2017 compared to the same period in 2016 can be substantially explained by a $2,578,692 decrease in general and administrative expenses (of which $3,164,430 was a decrease in litigation expense and $462,676 was an increase in stock-based compensation charges) offset by a $970,736 increase in product development and clinical trial expenses.  The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ.  Total litigation costs since the initial claims were filed in June 2014 are approximately $21.9 million and the Company may require an additional $1 million to cover additional litigation expenses up to and including the appeal hearing, currently scheduled for August 2017.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and equity financings.  As at March 31, 2017 the Company had cash and cash equivalents of $16,206,632 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016.

Cash used in operating activities for the three months ended March 31, 2017, was $6,308,755, compared to $10,903,712 for the same period in 2016.  For the three months ended March 31, 2017, operating expenses were $6,153,498, compared to $10,256,486 for the same period in 2016.  This can substantially be explained by a decrease in litigation expenses of $3,164,430 offset by an increase in product development and clinical trial expenses of $970,736.

The Company's working capital deficit is $24,221,853 as at March 31, 2017 compared to a working capital deficit of $17,497,931 as at December 31, 2016.  Unless the Company is successful in an appeal of the verdict in the litigation with CardiAQ, or otherwise is successful in reducing the amount of the approximate $112 million damages award to an amount less than the $70 million held in escrow, the Company will require significant additional financing in order to pay the damages and to continue to operate its business.  There can be no assurance that such financing will be available on favorable terms, or at all.

Going Concern
The Company may be faced with significant monetary damages in the litigation with CardiAQ that could exceed its resources and/or the loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

Outstanding Share Data
As at May 10, 2017, the Company had 78,897,345 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 9,234,029 stock options with a weighted average price of C$3.57.  The fully diluted share capital of the Company at May 10, 2017 is 88,131,374.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's first quarter 2017 financial statements and notes and its Management's Discussion and Analysis will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's first quarter 2017 financial statements and Management's Discussion and Analysis.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results.  To participate in the conference, dial 888 390 0546 or 416 764 8688.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 364834#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in U.S. dollars) (Unaudited)

	March 31,	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$16,206,632	$22,954,571
Cash held in escrow	70,076,034	70,000,000
Accounts receivable	2,154,575	3,117,474
Inventory	460,721	196,723
Prepaid expenses and other assets	877,948	505,340
Total current assets	89,775,910	96,774,108

Non-current assets
Restricted cash	450,360	449,760
Property, plant and equipment	1,760,872	1,585,635
Total non-current assets	2,211,232	2,035,395

Total assets	$91,987,142	$98,809,503

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,004,783	$2,490,943
Damages provision	111,992,980	111,781,096
Total current liabilities and total liabilities	113,997,763	114,272,039

Equity
Share capital	168,746,036	168,712,673
Contributed surplus	23,647,293	22,301,437
Accumulated other comprehensive loss	(4,775,357)	(4,693,040)
Deficit	(209,628,593)	(201,783,606)
Total equity	(22,010,621)	(15,462,536)

Total liabilities and equity	$91,987,142	$98,809,503

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31,
(Expressed in U.S. dollars) (Unaudited)

	2017	2016

REVENUE
Reducer	$260,765	$213,765
Contract manufacturing	133,963	606,783
Consulting services	1,086,632	1,186,194
	1,481,360	2,006,742

COST OF GOODS SOLD	808,628	1,445,644
GROSS PROFIT	672,732	561,098

EXPENSES
Selling expenses	187,168	164,847
General and administrative expenses	3,248,713	5,827,405
Product development and clinical trials expenses	5,053,523	4,082,787
	8,489,404	10,075,039

OPERATING LOSS	(7,816,672)	(9,513,941)

OTHER INCOME/(EXPENSE)
Interest income	89,969	89,274
Interest on damages provision	(211,884)	-
Foreign exchange loss	(1,355,661)	(1,408,297)
Unrealized gain on damages provision	1,505,875	-
	28,299	(1,319,023)
LOSS BEFORE TAX	(7,788,373)	(10,832,964)

Tax expense	(56,614)	(48,174)

LOSS FOR THE PERIOD	$(7,844,987)	$(10,881,138)

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD
Exchange difference on translation	(1,588,192)	3,289,436
Unrealized gain on damages provision	1,505,875	-
	82,317	3,289,436

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(7,927,304)	$(7,591,702)

LOSS PER SHARE
Basic and diluted loss per share	$(0.10)	$(0.16)

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31,
(Expressed in U.S. dollars) (Unaudited)

	2017	2016

OPERATING ACTIVITIES
Loss for the period	$(7,844,987)	$(10,881,138)
Adjustments for:
Depreciation	111,283	147,483
Share-based payments	1,361,677	561,584
Damages provision	211,884	-
Write-down accounts receivable	40,000	4,859
Income tax expense	56,614	-
Interest income	(89,969)	(89,274)
	(6,153,498)	(10,256,486)

Net change in non-cash working capital items:
Accounts receivable	955,503	(43,249)
Inventory	(264,179)	(484,910)
Prepaid expenses and other assets	(427,692)	(264,894)
Accounts payable and accrued liabilities	(508,858)	64,489
	(245,226)	(728,564)

Interest received	89,969	81,338
	89,969	81,338

Net cash applied to operating activities	(6,308,755)	(10,903,712)

INVESTING ACTIVITES
Increase in cash held in escrow	(76,034)	-
Purchase of property, plant and equipment	(275,226)	(305,585)
Net cash (applied to)/received from investing activities	(351,260)	(305,585)

FINANCING ACTIVITIES
Proceeds from exercise of options	17,542	48,495
Net cash received from financing activities	17,542	48,495

NET CHANGE IN CASH AND CASH EQUIVALENTS	(6,642,473)	(11,160,802)

CASH AND CASH EQUIVALENTS
Beginning of the period	22,954,571	55,026,171
Exchange difference on cash and cash equivalents	(105,466)	3,037,823
End of the period	$16,206,632	$46,903,192

Represented by:
Cash	7,162,305	6,822,114
Cashable high interest savings accounts	9,044,327	21,558,219
Cashable guaranteed investment certificates	-	18,522,859
	$16,206,632	$46,903,192

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's plans and expectations concerning its business, financial results, trends, litigation and other matters, including the Company's intentions and expectations relating to the CardiAQ litigation, significant monetary damages and required additional financing that may result from the CardiAQ litigation, the Company's ability to continue as a going concern, additional CardiAQ litigation expenses, the Company's intention to continue the European CE Mark trial, and schedule additional cases in the coming months the decline of contract manufacturing and consulting revenues in future periods, the focus of the Company's business toward development and commercialization of its own products and the future success of the Company in advancing the standard of care and quality of life for its patients. The words "expect", "may", "believe", "continue", "remain", "strategy", and similar words or expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to our litigation with CardiAQ, including the Company's ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which create material uncertainty and which cast substantial doubt on our ability to continue as a going concern; the substantial doubt about our ability to continue as a going concern; risks relating to our need for significant additional future capital and our ability to raise additional funding; risks relating to claims by third parties alleging infringement of their intellectual property rights; our ability to establish, maintain and defend intellectual property rights in our products; risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable; our history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners; our ability to convince public payors and hospitals to include our products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of our products; health and safety risks associated with our products and our industry; risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of our products; risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by our employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; our dependence upon key personnel to achieve our business objectives; our ability to maintain strong relationships with physicians; risks relating to the sufficiency of our management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over our business operations and share price. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/10/c3432.html

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 10-MAY-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: May 10, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer